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Exhibit 99.9

FORM OF MANAGEMENT'S LETTER TO HOLDERS OF DEPOSITARY UNITS

ROYAL HAWAIIAN ORCHARDS, L.P.

Dear Holders of Depositary Units:

        On                                     , 2013, Royal Hawaiian Orchards L.P. (the "Partnership") commenced a rights offering and distributed to its holders of Depositary Units representing Class A Units of the Partnership (the "Depositary Units") rights to purchase up to 3,000,000 Depositary Units representing up to 3,000,000 Class A units of the Partnership. Simply put, that means for every whole Depositary Unit you held on                                    , 2013, you will receive a subscription right to purchase 0.4 Depositary Units at the subscription price of $            per Depositary Unit. In addition, if you exercise your basic subscription right in full, you will be eligible to purchase any whole Depositary Units that are not purchased by other holders under what we refer to as your "over-subscription privilege." Exercise of your over-subscription privilege is subject to limitation and allocation as further described in the prospectus that accompanies this letter. Please note that fractional Depositary Units resulting from the exercise of subscription rights will be rounded down to the nearest whole number.

        In the prospectus there is a section referred to as "Questions and Answers Related to this Rights Offering," and the prospectus also gives detailed information on our strategic plan and use of proceeds. We urge you to carefully read the entire prospectus prior to making any decision regarding exercise of your subscription rights.

        In this letter, we want to summarize why we are taking this important step and what it means for you.

Overview of the Partnership

        We are engaged in the business of growing and farming macadamia nuts in the State of Hawaii and manufacturing for retail sale two newly developed product lines of macadamia snacks. We farm approximately 5,070 tree acres of macadamia nut orchards that we own or lease in three locations on the island of Hawaii. We also farm approximately 1,100 tree acres of macadamia orchards in Hawaii for other orchard owners in exchange for a fee. Since 1986 until the third quarter of 2012, we were engaged solely in the business of agricultural production of macadamia nuts but not their processing and marketing. In late 2012, we began manufacturing and selling two newly developed product lines of macadamia snacks under the brand name ROYAL HAWAIIAN ORCHARDS® through our wholly owned subsidiary Royal Hawaiian Macadamia Nut, Inc. Please visit our website at www.royalhawaiianorchards.com to view our products and learn more about the business.

Branded Products Strategy

        We intend to utilize funds from the Rights Offering to pursue our branded product strategy. Key elements of this strategy are:

        Capitalize on the Health Benefits of Macadamia Nuts.    Our strategy is to capitalize on consumers' views of nuts as an upscale healthy snack that can command prices above traditional mass-marketed products. According to research conducted by Mintel International, consumers view fruit and nuts as the number one and two healthiest snacks. Our products contain no artificial ingredients, are non-genetically modified organisms ("non-GMO"), are gluten-free, and have no sulfites. We are leveraging the existing nutritional properties inherent in tree nuts in our line of macadamia-based foods. Our strategy is based on promoting the health benefits of macadamia nuts, which are similar to those of almonds, a food product that has achieved strong market positioning based on growing consumer awareness of associated wellness properties.

        Distribute our Products through Retailers that Target Consumers who Desire Premium Healthy Snacks.    We plan to sell our products to national, regional and independent grocery and drug store chains, as well as mass merchandisers, club stores and other retail channels, that target consumers with healthy eating habits and the disposable income necessary to afford premium products. Early reaction from retailers has been positive, and we estimate that as of October 31, 2013, we have products in retail distribution in more than 3,000 stores in Hawaii and the continental United States.

        Mitigate our Exposure to Fluctuating Commodity Prices.    By pursuing a branded product strategy and continuing to farm macadamia nuts, we believe that we may have a pricing advantage, because we are able to produce nuts from our own orchards at a relatively fixed and currently favorable cost and do not have to compete to purchase nuts from third parties. Furthermore, we believe that even if wholesale market prices for macadamia nuts were to decline below our actual production costs, with a successful branded strategy we would be better positioned to profitably sell the nuts as branded products, thereby mitigating our exposure to fluctuating market prices.

Our Plan

        In order to fully implement this strategy, we estimate that we will need approximately $9 million over the next two years (i) to build the working capital necessary to hold raw materials and finished goods in inventory, extend the sale cycle of harvested macadamias and extend credit to our customers, (ii) to repay indebtedness incurred to fund working capital needs, (iii) to fund promotional allowances, including slotting fees charged by food retailers in order to have our product placed on their shelves, and (iv) for general partnership purposes. Further, while sales of our branded products are anticipated to be only slightly seasonal, with the fourth quarter of the calendar year somewhat higher, macadamia nut production is very seasonal, with the largest quantities typically being inventoried from September to November, resulting in large inventories that will be converted into finished product and sold throughout the following year.

What This Means for You

        We see the opportunity to leverage our existing macadamia supply into a premier branded healthy snacks business that provides more consistent predictable earnings to the partnership and builds long term value through brand awareness and a new distribution network. Currently, there is no healthy snack company that leverages the health benefits of macadamias as its primary ingredient. We believe Royal Hawaiian Orchards can fill that void in the marketplace, stabilize earnings for the partnership and build long term value for all unit holders.

Sincerely,

Scott C. Wallace
President and Chief Executive Officer

Investing in our Depositary Units involves risk. You should read carefully the entire prospectus enclosed and the documents incorporated by reference in the prospectus, including our audited consolidated financial statements and the accompanying notes included in our Annual Report on Form 10-K for the year ended December 31, 2012, and the unaudited financial statements and the accompanying notes included in our Quarterly Report on From 10-Q for the quarter ended September 30, 2012, before making your investment decision. You should pay special attention to the "Risk Factors" section of the prospectus to determine whether an investment in our Depositary Units is appropriate for you.

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  Exhibit 99.9
FORM OF MANAGEMENT'S LETTER TO HOLDERS OF DEPOSITARY UNITS ROYAL HAWAIIAN ORCHARDS, L.P.